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02021258

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SEC FILE NUMBER
8- 26330

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NCE Securities, / DBA

NCE SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1993 CASE PARKWAY

(No. and Street)

TWINSBURG,	OHIO	44087-2343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES FABER 440-425-2330

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAUSSER + TAYLOR LLP

(Name — *if individual, state last, first, middle name*)

1001 LAKESIDE AVE., SUITE 1400	CLEVELAND,	OHIO	44114
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 2 3 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 13 2002
613

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES FABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NCE SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles P. Faber
Signature

VICE PRESIDENT
Title

Joy A Vondrak
Notary Public

JOY A. VONDRAK
Notary Public - State of Ohio
My Commission Expires Nov. 28, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

DECEMBER 31, 2001

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY
OF NORTH COAST ENERGY, INC.)

CONTENTS

HAUSSER + TAYLOR LLP
Business advisors and certified public accountants

1400 North Point Tower • 1001 Lakeside Avenue • Cleveland, Ohio 44114-1152 216/523-1905 • FAX: 216/522-1490 • www.hausser.com

Independent Auditors' Report

To the Stockholder and
Board of Directors of
NCE Securities, Inc.
Twinsburg, Ohio

We have audited the accompanying statement of financial condition of NCE Securities, Inc. (a wholly owned subsidiary of North Coast Energy, Inc.) as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the nine month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NCE Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the nine month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLP

Cleveland, Ohio
January 30, 2002

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	Allowable	Non-Allowable	Total
CASH	$20,575	$ -	$20,575
OTHER ASSETS	-	150	150
Total assets	$20,575	$ 150	$20,725

LIABILITIES AND STOCKHOLDER'S EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accrued expenses	$ 190	$ -	$ 190
Total liabilities	$ 190	$ -	
STOCKHOLDER'S EQUITY			
Common stock, without par value			
Authorized – 750 shares			
Issued and outstanding – 400 shares			20,000
Retained earnings			535
Total stockholder's equity			20,535
Total liabilities and stockholder's equity			$20,725

The accompanying notes are an integral part of these financial statements.

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

STATEMENT OF OPERATIONS

Nine Month Period Ending December 31, 2001

REVENUE	
Interest income	$ 211
EXPENSES	
Regulatory fees and expenses	1,083
NET LOSS	$ (872)

The accompanying notes are an integral part of these financial statements.

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

STATEMENT OF STOCKHOLDER'S EQUITY

Nine Month Period Ending December 31, 2001

BALANCE – BEGINNING	$21,407
NET LOSS	(872)
BALANCE – ENDING	$20,535

The accompanying notes are an integral part of these financial statements.

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Nine Month Period Ending December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (872)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in liabilities	(676)
Net cash used by operating activities	(1,548)
CASH – BEGINNING OF PERIOD	22,123
CASH – END OF PERIOD	$20,575

The accompanying notes are an integral part of these financial statements.

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – NCE Securities, Inc. (the Company) became a wholly owned subsidiary of North Coast Energy Programs, Inc. (formerly North Coast Energy, Inc. (Ohio)) as of January 1, 1984. Effective March 31, 1991, the Company became a wholly owned subsidiary of North Coast Energy, Inc. (Delaware) ("NCE"). The Company changed its year-end from March 31 to December 31 effective December 31, 2001.

B. The Company operates principally in the securities industry as a broker dealer in securities.

C. Underwriting revenues and expenses are recorded upon completion of the related partnership offerings.

D. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $20,385 and $5,000, respectively. The Company's net capital ratio was 0.01 to 1.

Note 3. INCOME TAXES

The Company is included in the consolidated income tax returns of NCE.

Note 4. REPORT DISCLOSURE

Part IIA of the NCE Securities, Inc. Focus Report (Form X-17A-5) dated December 31, 2001, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Twinsburg, Ohio, and at the Chicago, Illinois regional office of the Securities and Exchange Commission.

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

COMPUTATION OF NET CAPITAL

December 31, 2001

Total stockholder's equity from statement of financial condition	$20,535
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	150
Net capital	$20,385

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

December 31, 2001

Net capital per unaudited broker-dealer computation	$20,385
Adjustments	-
Net capital per audited computation above	$20,385

NCE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF NORTH COAST ENERGY, INC.)

FORM X-17A-5

PART III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

December 31, 2001

Minimum net capital requirement	$ 12
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$15,385
Excess net capital at 1000%	$20,366

COMPUTATION OF AGGREGATE INDEBTEDNESS

December 31, 2001

Total A.I. Liabilities from Statement of Financial Condition	$ 190
Percentage of aggregate indebtedness to net capital	1%

CLAIM FOR EXEMPTION PROVISION UNDER RULE 15c3-3

December 31, 2001

(k)(2)(i) – Broker deals primarily in sale of limited partnership interests, carries no margin accounts and does not hold funds or securities for customers.

HAUSSER + TAYLOR LLP
Business advisors and certified public accountants

1400 North Point Tower • 1001 Lakeside Avenue • Cleveland, Ohio 44114-1152 216/523-1905 • FAX: 216/522-1490 • www.hausser.com

To the Stockholder and
Board of Directors of
NCE Securities, Inc.
Twinsburg, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of NCE Securities, Inc. (a wholly owned subsidiary of North Coast Energy, Inc.) for the nine month period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hausser + Taylor LLP

Cleveland, Ohio
January 30, 2002